UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
BEST BUY CO., INC.
(Exact name of registrant as specified in its charter)

Minnesota	1-9595	41-0907483
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7601 Penn Avenue South
Richfield, Minnesota	55423
(Address of principal executive offices)	(Zip Code)
Todd G. Hartman (612) 291-1000
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 to December 31, 2025

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Best Buy Co., Inc. has issued a Conflict Minerals Disclosure for the period from January 1, 2025, to December 31, 2025. A copy of the Conflict Minerals Disclosure is filed herewith as Exhibit 1.01 and is available at www.investors.bestbuy.com under the "SEC Filings" link.
Item 1.02 Exhibit
A copy of the Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 hereto.
Section 2 – Exhibits Item 2.01 Exhibits
The following Exhibit 1.01 is filed as part of this Specialized Disclosure Report on Form SD.

Exhibit No.	Description of Exhibit
1.01	Conflict Minerals Report for the reporting period January 1, 2025, to December 31, 2025 as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BEST BUY CO., INC.
(Registrant)

Date: May 27, 2026	By:	/S/ Todd G. Hartman
Todd G. Hartman
Executive Vice President, General Counsel,
Chief Risk Officer and Secretary